Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road

Jinshan District, Shanghai, 200540

The People’s Republic of China

Via EDGAR

September 21, 2010

Mr. John Cash, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed on June 10, 2010

Form 20-F/A No.1 for the Fiscal Year Ended December 31, 2009

Filed on July 19, 2010

File No. 1-12158

Dear Mr. Cash:

We are providing to you this letter in response to the comment letter, dated August 26, 2010, from the Staff of the Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on June 10, 2010 and on Form 20-F/A filed on July 19, 2010 (together, the “2009 20-F”). For your convenience, we have set forth each of your comments below in italics followed by the Company’s response to each comment.

Unresolved Staff Comments, page 30

1.	In future filings, please refer to all comment letters you have received from the Staff which related to unresolved Staff comments. We note that you also received a letter dated April 30, 2010 regarding the disclosure of contacts you may have had with Iran, Syria, Sudan, and Cuba.

The Staff’s comment is noted. In future filings, we will refer to all comment letters we have received from the Staff with unresolved comments.

Item 5. Operating and Financial Review and Prospects, page 30

2.	We note your disclosure in Risks Factors on page 7 and 8. In future filings, please provide information relating to any government economic, fiscal, monetary, or political policies or factors that have materially affected, or could materially affect, directly or indirectly, that Company’s operations or investments by host country shareholders. See Item 5.A.4 of Form 20-F.

The Staff’s comment is noted. We will update our disclosure in future filings in accordance with this comment.

B. Liquidity and Capital Resources, page 41

3.	In future filings, please provide a more detailed discussion of short term and long term liquidity and please describe the effects of the current global economic downturn on your liquidity. For example, you note on page 5 that you have had to take on an increased amount of indebtedness in 2008, 2009, and 2010 to fund your capital expenditures and operations as compared to previous years.

The Staff’s comment is noted. We will update our disclosure in future filings in accordance with this comment.

4.	We note your dependency on your short-term bank loans for liquidity purposes, as your current liabilities have been increasingly exceeding current liabilities [sic] since fiscal year 2008. Given this dependence, please revise your discussion and analysis of liquidity in future filings to provide investors with an understanding of each of your material short-term debt instruments, including the material terms, expiration dates and amounts available for borrowing under each instrument without violating any covenants as of the most recent balance sheet date. Please also provide a discussion and analysis as to the likelihood of your ability to renew each of these instruments. Finally, please provide investors with an understanding of the impact to your liquidity and business if you are unable to renew any and/or all of the short-term bank loans. Please refer to Item 5.B.1 and 5.B.2 of Form 20-F and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

The Staff’s comment is noted. These disclosures will be expanded in future filings.

5.	We note that inventories are 76% of total current assets and 23% of total assets as of December 31, 2009. Given the significance of inventories to total current assets and your negative working capital for the past two fiscal year ends, please provide investors with a detailed analysis of your assessment of the realizability of your inventories, including an analysis of the inventory turnover ratio or other measure used by management to monitor inventories. Please refer to Item 5 of Form 20-F and Section 501.13.b. of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, in future filings, the Company intends to include disclosures under Item 5 substantially in the form as set forth below.

“At the beginning of every year, the management determines the appropriate levels of inventories to maintain on the basis of annual production and operating plans, financial budgets and market conditions. Every six months, the management conducts an inventory status analysis in conjunction with its supply, production, marketing, financial and other departments. Together, the team develops a plan for keeping inventories at a regular level.

Management assesses the realizability of our inventories based on the estimates of the net realizable value of the inventories at the end of each reporting period. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. We base the estimates on all available information, including the current market prices of the finished goods and raw materials and historical operating costs. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. If the actual selling prices were to be lower or the costs of completion were to be higher than the estimates, the actual allowance for diminution in value of inventories could be higher than estimated. In addition, management periodically reviews inventory aging information to assess if any obsolete inventories are required to be written down at the period end. Based on our assessments, we recorded the write-down of inventories of RMB 36 million, RMB 745 million and RMB58 million respectively for the years ended December 31, 2007, 2008 and 2009. The large amount of write-downs recognized in 2008 was mainly driven by the significant decrease in crude oil prices from the last quarter of 2008 to early 2009 as a result of the global economic slowdown. Barring unforeseeable changes that may occur to the current economic environment in either China or worldwide, our management does not anticipate encountering major difficulties with our attempt to realize by the end of this year the bulk of our inventories as of December 31, 2009, after deducting for diminution in values.”

Off-Balance Sheet Arrangements, page 43

6.	We note your negative disclosure regarding guarantees. In future filings, please address whether you have any other off-balance sheet arrangements.

The Staff’s comment is noted. These disclosures will be expanded in future filings

Directors, Senior Management and Employees, page 44

7.	On page 50, we note that a director name Han Zhihao received compensation in the fiscal year ending December 31, 2009, however, it does not appear that you have included a biography for this director pursuant to Item 6.A. of Form 20-F. Please reconcile your disclosure in future filings.

We respectfully advise the Staff that Han Zhihao resigned from the Company’s Board of Directors effective April 28, 2010. Mr. Han received compensation as a director for fiscal year 2009, but as he was not a director at the time of the filing our Form 20-F for fiscal year 2009, his biography was not included the Form 20-F. In future filings we confirm that we will include all information required by Item 6.A of Form 20-F.

Documents on Display, page 75

8.	In future filings, please use the address of the Securities and Exchange Commission: 100 F Street, NE, Washington, DC 20549.

The Staff’s comment is noted. We will update our disclosure in future filings in accordance with this comment.

Controls and Procedures, page 79

9.	We note your disclosure of the full definition of disclosure controls and procedures. We further note, however, that you have concluded that “[y]our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file under the Exchange Act is recorded, processed, summarized and reported as and when required.” By its terms, this conclusion does not address whether your disclosure controls and procedures were also adequate and effective to ensure that information required to be disclosed was accumulated and communicated to management to allow timely decisions regarding required disclosure. Please confirm, if true, that your disclosure controls and procedures were effective in this respect and, in future filings, please revise your disclosure accordingly.

We acknowledge the Staff’s comment. We hereby confirm that our disclosure controls and procedures were also adequate and effective in fiscal 2009 to ensure that information required to be disclosed was accumulated and communicated to management to allow timely decisions regarding required disclosure. We will update our disclosure in future filings in accordance with this comment.

Exhibits, page 85

10.	In future filings, please provide as an exhibit the information about your subsidiaries required by instruction 8 of the Instructions as to Exhibits of Form 20-F.

The Staff’s comment is noted. We will provide this exhibit in future filings in accordance with this comment.

Consolidated Balance Sheets, page F-3

11.	In future filings, please include disclosure in your footnotes to explain what the line item, bills receivable, represents. To the extent necessary, please also provide the disclosure required by paragraph 36 and 37 of IFRS 7 of this line item. Please provide us with the disclosures you intend to include in future filings.

In response to the Staff’s comment, in future filings, the Company intends to include a note to the consolidated financial statements with disclosures substantially in the form as set forth below.

“Bills receivable represents short-term banker acceptance receivables that entitle the Group to receive the full face amount of the receivable from the banks at maturity, which generally ranges from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.”

The Company respectfully advises the Staff that it believes it has complied with the disclosure requirements under paragraphs 36 and 37 of IFRS to the extent the disclosures are applicable to the Company. Specifically, the Company has disclosed the maximum exposure to credit risk related to bills receivable on page F-62 according to paragraph 36(a) of IFRS 7. Since there were no past due or impaired bills receivable as of each balance sheet date, the disclosure required by paragraph 37 of IFRS 7 was not applicable to the Company.

1. Organization, Principal Activities and Basis of Preparation, page F-11

12.	In future filings, please disclose the date when the financial statements were authorized for issue and who gave the authorization. Please refer to paragraph 17 of IAS 10 for guidance.

The Company respectfully advises the Staff that the disclosures of the date when the financial statements were authorized for issue and who gave the authorization appear on page F-4. In future filings, the Company intends to disclose this information in footnote 1 to the consolidated financial statements.

2. Principal Accounting Policies, page F-14

  (a) Basis of consolidation, page F-14

  (ii) Associates and jointly controlled entities, page F-15

13.	Please expand your accounting policy to indicate whether or not adjustments have been made to conform the investees’ accounting policies to those of the investor. Please refer to paragraphs 26 and 27 of IAS 28 for guidance.

In response to the Staff’s comment, in future filings, the Company intends to supplement note 2(a)(ii) to the consolidated financial statements to indicate that no adjustments have been made to conform the associate’s accounting policies to those of the Company as the investor. Disclosures are substantially in the form as set forth below.1

“An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statements of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of comprehensive income. For the periods presented, no adjustments have been made (or are necessary) to conform the associate’s or jointly controlled entity’s accounting policies to those of the Company as the accounting policies adopted by the associates and jointly controlled entities are similar to those of the Company.”

[1]	The portion in italics represents the revisions to be made.

(d) Property, plant and equipment, page F-16

14.	In future filings, please disclose that you also review the depreciation method(s) used annually in addition to the useful lives and residual values, if correct. Please refer to paragraph 61 of IAS 16 for guidance.

The Company respectfully advises the Staff that the depreciation method used is reviewed at each financial year-end in accordance with paragraph 61 of IAS 16. In future filings, the Company will supplement note 2(d) to the consolidated financial statements to indicate that the depreciation method used is reviewed annually.

(h) Inventories, page F-18

15.	We note your disclosure that the cost of inventories includes costs of conversion and other costs incurred to bring the inventories to their present location and condition. We further note that components of cost of sales, as disclosed within Note 5. Based on the listed components of cost of sales, it is unclear if indirect costs of production are being allocated to and included in the inventories balances in accordance with the guidance in paragraphs 12-14 of IAS 2. Please advise and revise your disclosures to clarify your accounting for these costs.

The Company respectfully advises the Staff that the costs of conversion of inventories include an allocation of indirect costs of production (fixed and variable production overheads). The allocation of fixed production overheads to the costs of conversion is based on normal operating capacity whereas variable production overheads are allocated to each of unit of production on the basis of the actual use of the production facilities.

In response to the Staff’s comment, in future filings, the Company intends to supplement note 2(h) to the consolidated financial statements with disclosures substantially in the form as set forth below.

“Inventories, other than spare parts and consumables, are carried at the lower of cost and net realizable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of conversion of inventories include cost directly related to the units of production as well as allocation of production overheads. The allocation of fixed production overhead to the costs of conversion is based on normal operating capacity of the production facilities, whereas variable production overheads are allocated to each unit of production on the basis of the actual use of the production facilities. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.”

(o) Revenue recognition, page F-20

16.	In future filings, please expand your revenue recognition policy for services to clarify that revenues are not recognized until all of the criteria detailed in paragraph 20 of IAS 18 are met. Please refer to paragraphs 21-28 of IAS 18 for additional guidance. Please provide us with the disclosure you intend to include in future filings.

In response to the Staff’s comment, in future filings, the Company intends to supplement note 2(o) to the consolidated financial statements with disclosures substantially in the form as set forth below.

“The Company provides pipeline transportation services to customers. Revenues associated with transportation services are recognized by reference to the stage of completion (that is, when the services are rendered) of the transaction at the end of the reporting period and when the outcome of the transaction can be estimated reliably. The outcome of the transaction can be estimated reliably when the amount of revenue, the costs incurred and the stage of completion can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.”

3. Changes in Accounting Policies, page F-25

17.	We note that in fiscal year 2009 you changed the measurement of your property, plant and equipment to the cost model from the revaluation model to align your accounting policy with your industry peers. Please provide us with a more comprehensive explanation as to how you determined that this change in accounting policy results in providing investors with reliable and more relevant information.

The Company respectfully advises the Staff that, after further consideration, the change in the measurement of property, plant and equipment (“PP&E”) from the revaluation model to the historical cost model increases the usefulness of financial information and data to the users of the consolidated financial statements as explained below.

•

Management believes aligning the Group’s accounting policy with industry peers improves comparability of certain financial data and results of operations of the Group with other petrochemical companies. Other petrochemical companies in the world, including those that are listed in the United States, generally account for PP&E on a historical costs basis and do not revalue PP&E to fair value. As such, after further consideration, the management believes the application of a revaluation model would not provide the users of the financial statements with the best information to compare and understand financial and other related data relating to the Company’s PP&E with its industry peers.

•

There is a high degree of subjectivity and uncertainty in key assumptions associated with an external valuation. The determination of the fair value of the Company’s PP&E involves a high degree of subjectivity and uncertainty with respect to estimating future cash flows. These estimates are often influenced by crude oil prices, which are often cyclical and volatile. Management does not believe that financial statements that reflect, often subjective, movements in the fair value of PP&E, provide more meaningful and reliable information to investors as compared to the historical cost model.

As disclosed in footnote 3 to the consolidated financial statements, the change in accounting policy on PP&E, which was applied retrospectively, had no effect on the financial condition and the results of operation and cash flows of the Company as of and for the years December 31, 2007, 2008, and 2009.

11. Income Tax, page F-30

18.	In future filings, please disclose the following:

•	The aggregate current and deferred tax charged or credited directly to equity. Please refer to paragraph 81(a) of IAS 12 for guidance.

•

The aggregate temporary differences from your investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognized. Please refer to paragraph 81(f) of IAS 12.

•	The amount of income tax consequences of dividends to shareholders that have not been recognized as a liability as of the most recent balance sheet date. Please refer to paragraph 81(i) of IAS 12.

The Company respectfully advises the Staff that:

•	For the periods presented, no current tax was charged or credited directly to equity and the amount of deferred tax charged or credited directly to equity is disclosed on page F-32.

•

For the periods presented, there were no taxable temporary differences associated with investments in subsidiaries, branches, and associates and interests in joint ventures, and therefore the disclosure required by paragraph 81(f) of IAS 12 was not applicable.

•	Under the PRC tax regime, there is no income tax consequences of dividends to shareholders and therefore the disclosure required by paragraph 81(i) of IAS 12 was not applicable.

In future filings, the Company will disclose the information required by paragraph 81 of IAS 12 to the extent the disclosures are applicable to the Company.

15. Inventories, page F-36

19.	In future filings, please explain to investors why you recognized the significant increase to the allowance for diminution in value of inventories during fiscal year 2008 either in Note 15, Note 31 or within MD&A. Please provide us with the disclosures you intend to include in future filings.

In response to the Staff’s comment, in future filings, the Company will provide disclosures of significant increases in the allowance for diminution in value of inventories within the MD&A. With respect to the intended disclosure of explaining the increase in the diminution in value of inventories during the fiscal year 2008, the Company refers the Staff to the response to comment number 5.

21. Interest in Associates and Jointly Controlled Entities, page F-40

20.	We note that you have provided summary financial information on associates. Please expand your disclosure to indicate the basis of accounting used to prepare the summary financial information, and, whether or not the amounts reported are based on your share of your associates’ results and financial position.

In response to the Staff’s comment, in future filings, the Company will revise the disclosure to indicate that the accounting used to prepare the summary financial information is based on IFRS. The Company notes that the disclosures on page F-40 include the information required by paragraph 37 (b) of IAS 28, including summarized financial information of associates on an aggregated basis, and based on the Company’s effective share of the associates’ results and financial position.

27. Commitment and Contingencies, page F-48

21.	Please clarify in future filings whether or not you have recognized any provisions during either period presented. If not, supplementally and in future filings explain why. Otherwise, please provide the disclosures required by paragraphs 84-85 of IAS 37 in future filings. To the extent that you need to provide the additional disclosures, please provide us with the disclosures you intend to include in future filings.

The Company respectfully advises the Staff that for the periods presented no provisions have been recognized for potential obligations relating to financial guarantees issued and income tax uncertainties.

With respect to the financial guarantees issued by the Company, no provision has been recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation under the guarantee. Historically and as of each balance sheet date presented, the Company has not been called upon to make any payments under financial guarantees issued to banks.

With respect to the uncertainties about enterprise income tax differences, no provision has been recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the potential tax differences as explained below.

In June 2007, the State Administration of Taxation (“SAT”) issued a tax circular “Enterprise Income Tax Issues relating to Nine Companies Listed Overseas” (“Circular No. 664”) to the relevant local tax authorities requesting the authorities to immediately rectify the expired concessionary tax policy (a preferential enterprise tax rate (“EIT”) of 15%), that was being applied by nine companies, including the Company. The Company had applied the preferential income tax rate of 15% from the tax year 1993, when the Company was listed on the Hong Kong Stock Exchange, to 2006. The circular stated that the difference in the EIT arising from the expired preferential rate and the applicable rate of 33% should be settled according to the provisions of “Law on the Administration of Tax Collection”.

Shortly after the above circular was issued, the Company was informed by the local tax authority that the EIT rate applicable for the Company would be adjusted from 15% to 33% in 2007, however the Company was not requested by the local tax authority to settle the difference in EIT arising from the preferential income rate that were applied for tax years prior to 2007.

Accordingly, no provision was made in the consolidated financial statements because management believed it was not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

In future filings, the Company intends to update the disclosure on commitment and contingencies as follows:

“(ii)	Income tax differences

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended December 31, 2009. No provision has been made in the financial statements at December 31, 2009 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.”

22.	Please confirm to us that you have no contingent liabilities related to any legal issues for which the possibility of an outflow of resources are other than remote. Otherwise, please provide the disclosures required by paragraph 86 of IAS 37 in future filings. To the extent that you need to provide the additional disclosures, please provide us with the disclosures you intend to include in future filings.

The Company respectfully confirms to the Staff that there are no contingent liabilities related to any legal issues for which the possibility of any outflow of resources is other than remote.

28. Retirement Schemes, page F-49

23.	Please confirm to us that the terms of the supplementary defined contribution retirement plan met the definition of a defined contribution plan, as discussed in paragraphs 25 and 26 of IAS 19. Otherwise, please tell us how your accounting for this plan is in accordance with the guidance in IAS 19. Please revise your disclosures in future filings accordingly.

The Company respectfully confirms to the Staff that the terms of the supplementary defined contribution plan met the classification of a defined contribution plan as discussed in paragraphs 25 and 26 of IAS 19. Specifically, (i) the Company’s legal or constructive obligation is limited to the amount it has agreed to contribute to the contribution plan, (ii) the Company has no further obligation to fund the plan, and (iii) the actuarial and investment risk rest with the employee. In response to the Staff’s comment, in future filings, the Company will revise the disclosure to clarify the terms of and its obligations under the supplementary defined contribution plan.

29. Related Party Transactions, page F-50

24.	We note that a significant portion of your sales for each period presented is to your ultimate parent company and your parent company. In future filings, please provide investors with an understanding as to the terms of these related party sales and how those terms have impacted the gross profit recognized during each period presented. For example, to the extent that the gross profit recognized and the trends depicted are materially impacted as a result of these sales you should provide investor with the corresponding gross profit recognized for these sales for each period presented.

In response to the Staff’s comment, in future filings, the Company will disclose the relevant terms of related party sales to its ultimate and immediate parent company, and to the extent applicable, the impact it had on gross profit.

30. Segment Reporting, page F-54

25.	In future filings, please disclose the amount of Intermediate Petrochemicals’ intersegment sales for each of the other reportable segments for each period presented. This disclosure will allow investors to better understand the interaction between Intermediate Petrochemicals and the other reportable segments along with additional insight into the corresponding reportable segments’ cost of sales, given the significance of intercompany sales to the consolidated statements of income.

In response to the Staff’s comment, in future filings, the Company will disclose the amount of Intermediate Petrochemicals’ intersegment sales for each of the other reportable segments for each period presented.

31. Accounting Judgments and Estimates, page F-60

Impairments for long lived assets, page F-60

26.	In future filings, please provide investors with a more comprehensive understanding of the specific judgments and estimates that were used in estimating the value in use or fair value less costs to sell for each major category of long-lived assets tested for impairment during each period presented. Specifically:

•	Disclose the carrying value of the assets test for impairment by asset category during each of the periods presented.

•	Disclose the carrying value subsequent to the impairment charge for those assets in which an impairment charge was recognized by asset category for each of the periods presented.

•

Explain the specific considerations for making the judgments and estimates used to estimate the recoverable amount for each asset category tested during each of the periods presented. The disclosure should be company-specific and asset-specific. Please refer to paragraphs 25-57 of IAS 36 for guidance in estimating the recoverable amounts.

Please provide us with the disclosure you intend to include in future filings.

In response to the Staff’s comment, the Company will supplement footnote 18 to the consolidated financial statements with additional disclosures substantially in the form as set forth below in future filings:

“During 2009, a synthetic fibre plant was shut down and abandoned and a power generator unit was damaged and placed out of service. These assets were tested for impairment in accordance with the Company’s accounting policy described in footnote 2(u)(ii) to the consolidated financial statements.

The Company determined that the carrying values of the synthetic fibre plant and the power generator unit were higher than their recoverable amounts and accordingly, an impairment charge of RMB 98,486 was recognized during the year ended December 31, 2009. The estimated recoverable amounts were based on the assets’ fair values less costs to sell, which were determined by reference to recent observable market prices for similar assets within the same industry.

The carrying value of above assets prior to the impairment charge and the carrying value of the asset subsequent to the impairment charge by asset category for the year ended December 31, 2009 are presented as follows:

Asset category	Original cost	Net book value before impairment	Impairment loss recognized in 2009	Net book value after impairment
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Buildings	423,530	63,179	(51,480)	11,699
Plant and machinery	704,402	46,483	(25,269)	21,214
Vehicles and other equipment	154,306	26,254	(21,737)	4,517

Total	1,282,238	135,916	(98,486)	37,430

Recognition of deferred tax assets, page F-61

27.	In future filings, please revise your disclosures to clarify that you are assessing your unrecognized deferred tax assets at the end of each reporting period in accordance with paragraph 37 of IAS 12, if correct. Please also revise your disclosures to clarify that you are assessing the carrying amount of the deferred tax assets that are recognized at the end of each reporting period in accordance with paragraph 56 of IAS 12, if correct.

The Company respectfully advises the Staff that the Company assesses unrecognized deferred tax assets at the end of each reporting period in accordance with paragraph 37 of IAS 12 and the carrying amount of the deferred tax assets that are recognized at the end of each reporting period in accordance with paragraph 56 of IAS 12. In future filings, the Company will revise its disclosures to clarify the recognition of deferred tax assets as described in the Company’s response to Staff’s comment 28 below.

28.	In future filings, please provide investors with a better understanding of the material factors you considered in your assessment that it is probable you will utilize your deferred tax assets. For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. Please quantify the extent to which you are relying on deferred tax liabilities. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on the tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Please refer to paragraphs 125-133 of IAS 1 and Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filing.

In response to the Staff’s comment, the Company intends to supplement note 31 to the consolidated financial statements with disclosures substantially in the form as set forth below in future filings.

“Deferred tax assets are recognized in respect of temporary deductible differences and the carryforward of unused tax losses. Management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each reporting period, management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each reporting period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Company will realize or utilize the deferred tax assets, management primarily relies on the generation of future pre-taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at December 31, 2009, the Company would need to generate future taxable income of at least RMB6,152 million, of which RMB5,608 million is required to be generated by 2013, prior to the expiration of the unused tax losses. Based on estimated forecast and historical experience, management believes that it is probable that the Company will generate sufficient pre-tax income before the unused tax losses expire.”

Exhibits 12.1 and 12.2 – Certifications

29.	We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Additionally, please refrain from replacing the word “report” with “annual report” as was done in paragraph 1 if Exhibit 12.2 and deleting the word “annual” in paragraph 2 of Exhibit 12.2. This comment also applies to the certifications contained in Exhibit 12.2. This comment also applies to the certifications contained in Exhibits 12.1 and 12.2 in the Form 20-F/A that you filed on July 19, 2010. Please comply with this comment in future filings.

The Staff’s comment is noted. We will update our disclosure in future filings in accordance with this comment.

*         *         *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any question with respect to the foregoing responses, please do not hesitate to contact Zhang Jingming, Secretary to the Company’s Board of Directors at (8621) 5237-7880 or Christopher M. Forrester (Palo Alto Office: +1 (650) 813-5655; Hong Kong office (852) 2585-0782) and Sherry Yin ((8610) 5909-3566) of the Company’s outside legal counsel, Morrison & Foerster.

Best regards,

/s/ Rong Guangdao
Rong Guangdao, Chairman

cc:	Sherry Yin/Christopher Forrester — Morrison & Foerster

Alvin Wai/Juvi Au — KPMG